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UNIT
SECURITIES AND E
Washing

04015656

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51599

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McNamee Lawrence & Co. Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 Boylston Street, 3rd Floor
(No. and Street)

Boston (City) Massachusetts (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Giles McNamee 617 638-2601
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

RECEIVED
MAR - 1 2004
183
SECTION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

226 Causeway Street (Address) Boston (City) MA (State) 02114 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/25

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Giles W. McNamee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McNamee Lawrence + Co. Securities, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY A. SULLIVAN
Notary Public
Commonwealth of Massachusetts
My Commission Expires
March 26, 2010

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and Report of Independent Certified Public Accountants

McNamee Lawrence & Co. Securities

December 31, 2003

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

Managing Directors of
McNamee Lawrence & Co. Securities

We have audited the accompanying statement of financial condition of McNamee Lawrence & Co. Securities (a wholly-owned subsidiary of McNamee Lawrence & Co. LLC) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of McNamee Lawrence & Co. Securities as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Boston, Massachusetts
January 20, 2004, except for the information
in the last sentence of Note F, as to which the date is
January 28, 2004

226 Causeway Street
Boston, MA 02114-2155
T 617.723.7900
F 617.723.3640
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

McNamee Lawrence & Co. Securities

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS	
Cash	$ 8,720
Due from parent	15,252
Prepaid expenses	4,040
Goodwill	59,083
Total assets	$ 87,095
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Accrued expenses	$ 17,555
Total liabilities	17,555
STOCKHOLDERS' EQUITY	
Additional paid-in capital	119,085
Accumulated deficit	(49,545)
Total stockholders' equity	69,540
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 87,095

The accompanying notes are an integral part of this statement.

McNamee Lawrence & Co. Securities

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

McNamee Lawrence & Co. Securities (the "Company" or "MLCS"), formerly known as Masthead Securities, Inc., is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company was created pursuant to the corporation laws of the State of Maine in October 1998, and is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(i) of that rule.

In August 2002, the Company was purchased by McNamee Lawrence & Co. LLC for $50,000. This transaction resulted in McNamee Lawrence & Co. LLC purchasing 100% of the Company's capital stock.

The Company engages in the investment banking business by providing financial advisory services primarily to institutional customers, advising and arranging capital sourcing, mergers and acquisitions, and providing fairness opinions.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

For purposes of the Statement of Cash Flows, the Company defines cash and cash equivalents as highly liquid investments with original maturities of less than ninety days.

Goodwill

Effective in fiscal 2003 the Company adopted Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets," or SFAS 142. Goodwill is not subject to amortization and is subject to periodic testing for impairment. In connection with the adoption of SFAS 142, goodwill was tested for impairment by comparing the fair value of the Company's reporting unit to its carrying value as of December 31, 2003. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Management determined that there was no impairment of goodwill.

NOTE C - GOODWILL

Goodwill represents the excess of the purchase price over tangible assets acquired less liabilities assumed arising from McNamee Lawrence & Co. LLC's acquisition of the Company on August 19, 2002. Under rules and regulations promulgated by the Securities and Exchange Commission, the Company reports assets and liabilities as they would be reported by its parent under push-down accounting principles. The goodwill recorded by the parent for the acquisition has been reported as additional paid-in capital.

NOTE D - RELATED PARTY TRANSACTIONS

The Company is solely owned by McNamee Lawrence & Co. LLC. The Company and McNamee Lawrence & Co. LLC ("MLC") entered into an agreement whereby MLC will pay certain shared expenses of MLCS. The Company receives an economic benefit that is not reflected in its financial statements through this arrangement. The agreement covers rent, office supplies, travel, entertainment, postage, telephone and insurance. The agreement provides that MLCS will not reimburse these costs to MLC.

MLCS and MLC also share Officers and Directors which may result in conflicts of interest (such as allocation of employee time) in the operations of the Company.

Due from parent represents a capital contribution of $26,000, net of intercompany debt in the amount of $10,748. This amount due to the Company was settled by $15,252 in cash on January 28, 2004.

NOTE E - TAXES

The Company has a net operating loss carried forward for Federal and state income tax purposes. Based on management's analysis regarding the realizability of the use of these net operating losses, a deferred tax asset has not been established for these tax attributes. The difference between the expected tax benefit from the loss from operations and the benefit recorded is primarily due to the non-recognition of the deferred tax amount associated with the net operating loss carry forward.

NOTE F - NET CAPITAL REQUIREMENT

As a registered broker/dealer and member of the NASD, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that net capital, as defined, shall be at least the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness may change on a daily basis. The withdrawal of equity from the Company is subject to more restrictive requirements than minimum net capital requirements. At December 31, 2003, the Company did not meet its net capital requirement. The Company had a net capital deficit of $(13,835) compared to its net capital requirement of $5,000.

The deficiency in net capital was caused by a significant increase in expenses at year end. The Company's parent made a capital infusion to replenish net capital but the cash contribution was not settled until January 28, 2004.